Designated Filer:	Etzioni Partners, LLC
Issuer & Ticker Symbol:	Bridge Bancorp, Inc. [BDGE]
Date of Event Requiring Statement:	November 17, 2020

Exhibit 99.1
Explanation of Responses:

(1)
On November 17, 2020, Etzioni Partners, LLC (“Etzioni”), a New Jersey limited liability company, received an aggregate of 68,937 shares of common stock of Bridge Bancorp, Inc. from MGS Partners, LLC through a voluntary transfer for no consideration. Such shares are now held directly by Etzioni.